November 19, 2014

Mara Ransom
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	WeWearables, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 29, 2014 File No. 333-198615

Dear Ms. Ransom,

WeWearables, Inc. is pleased to respond to the letter of comment (the “Comment Letter”) transmitted to us by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), dated November 12, 2014. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter. Our responses to the Staff’s comments are as follows:

General

1. As requested in our comment letter dated October 8, 2014, please provide written acknowledgement, without limitation, of the following:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We agree with your comment. We acknowledge that the following with limitation:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further acknowledge the above at the end of this correspondence.

2. We have reviewed your response to comment 1 of our letter dated October 8, 2014. Please elaborate upon the facts presented in the final paragraph of your response that you believe supports your claim against the shell company designation. For example, you state that you have “acquired a significant asset,” but we note only $100 in cash from your financial statements.

Currently, the Company has $106,888 in cash as of September 30, 2014. Our current assets are our website, back end system, domain, and cash. We have commenced material development on the website. A newer version website is currently functional in the development environment. We have revised any inconsistencies. We expect to launch our website officially with marketing and advertising within the next two quarters which we believe will be after the effectiveness of the registration statement. We believe that we can launch it without these fundraising aspects but with a more limited budget.

3. Please disclose that you are not a blank check company and that your business plan does not include engaging in a merger or acquisition with an unidentified company, companies, entity, or person.

We agree with you comment and have disclosed that we are not a blank check company and our business plan does not include engaging in a merger or acquisition with an unidentified company, companies, entity, or person on Page 3 and Page 5 of the Registration Statement.

3. Because we have only recently commenced business operations, we face a high risk of business failure, page 10

4. We have reviewed your response to comment 5 of our letter dated October 8, 2014 and the related revisions to your prospectus. Your disclosure still reflects the possibility of internally developing products (“[i]n order for us to acquire or develop additional products”). Please clarify to what extent you may develop your own products for sale, now or in the future. Alternatively, if you do not plan to create your own products for retail, then please remove language suggesting such intent to resolve any inconsistent presentations of your operations.

We agree with your comment and have removed language that we would develop our own products for sale as the Company has no plans to develop such products.

7. We will face competition from companies with significantly greater resources and name recognition, page 11

5. We have reviewed your response to comment 6 of our letter dated October 8, 2014. In your response, you claim you are “focused in the retail of just Wearable Health and Wellness devices.” However, competing for revenues in the Internet software industry requires an attempt to generate revenues from Internet software. If you will focus solely on device sales, please remove any language implying your operations will include Internet software sales. Additionally, please include disclosure describing the competitive risks of the Internet retail industry. This comment also applies to the disclosure you provide on page 37 regarding the competition you discuss, which seems to focus on the manufacturers of devices as opposed to the resellers.

We agree with your comment and have removed references to competing in Internet software industry on page 11. Additionally, we expanded the competition section to include resellers and the risk of new market entrants.

Dilution, page 23

6. We note your response to comment 11 from our letter dated October 8, 2014 and the revisions to your dilution calculation. Please revise your table further to reflect a pre-offering net tangible book value of ($15,000) instead of $0.

We agree with your comment and have revised the pre-offering net tangible book value of ($49,518) which is the net tangible book value on September 30, 2014.

7. We note your response to comment 12 from our letter dated October 8, 2014 and your addition of a note to the table stating that you valued the shares at $0.05 per share. Please tell us how you determined the $100,000 consideration amount and ensure that the amounts used in this table are consistent with the values used in your financial statements. In this regard, we are unclear why you appear to have ascribed value to the founders’ shares within this table and on page 41 but not within your financial statements.

We agree with your comment we valued the original shares at $.005 we determine the compensation to be $100,000 as reflected in the financial statements. For the founder shares the value of $85,000 was recorded as a contribution of capital offsetting equity. The remaining value of $15,000 was expensed.

Management’s Discussion and Analysis or Plan of Operation, page 27

8. Please revise your disclosure to indicate clearly how you intend to generate revenues. On the one hand, you state on page 28 and elsewhere in your prospectus that you plan to “market and distribute the next generation of wearable health and wellness devices,” which suggests to us that you plan to act as a reseller of such products and that you will generate revenue from the sales of goods. However, your discussion under “Our Plan” seems to suggest that you intend to market and sell a software application that will allow manufacturers to sell such products. For example, your disclosure at the top of page 29 says that the “goal is to develop a self-service software platform where vendors can select where to sell their products, how much to advertise their product and set their own pricing and inventory levels” and the top of page 30 says that you plan to “increase sales and marketing oriented activities to gain new sales for the Company’s software products and software integration services...”

We agree with your comment and have revised the disclosure to clarify how we intent to generate revenue.

Business, page 34

Market overview, page 34

9. Please supplementally provide us with a copy of the Business Insider report cited in your prospectus. If you will submit an electronic copy, you must use EDGAR and may include it as an attachment to your response letter or separately designated as correspondence. If you will submit a physical copy, please include a cover letter and send it to us via postal carrier.

We agree with your comment and will submit as Exhibit 1 to this correspondence.

Certain Relationships and Related Transactions, page 42

10. Please revise this discussion to address the loan from Mr. Thomas Chen for $110,000, which you mention in Note 7 to your financial statements.

We agree with your comment and have included the loan from Mr. Thomas Chen.

Plan of Distribution, page 47

11. You state, “trading of our securities, if any, will be in the over-the-counter markets which are commonly referred to as the OTCQB as maintained by OTC Markets or OTCBB as maintained by FINRA (once and if and when quoting thereon has occurred).” However, you have not completed the proper application process for quotation on either of markets and may never obtain quotation. Please revise to include trading details in the absence of OTCQB or OTCBB trading.

We agree with your comment and have revised to include trading details in absence of OTCQB or OTCBB trading as follows:

To the extent we do not become listed on the OTCQB or OTCBB, you will have a very limited, if any, ability to resell our shares.

There is no established public market for our common stock, and there can be no assurance that any market will develop in the foreseeable future. Transfer of our common stock may also be restricted under the securities or securities regulations laws promulgated by various states and foreign jurisdictions, commonly referred to as "Blue Sky" laws. Absent compliance with such individual state laws, our common stock may not be traded in such jurisdictions. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time.

In addition and without limiting the foregoing, the Company will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to security transactions during the period of time when this Registration Statement is effective.

Our shares of common stock are subject to the "penny stock" rules of the Securities and Exchange Commission. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. A broker-dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer, and sales person in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for stock that becomes subject to those penny stock rules. If a trading market for our common stock develops, our common stock will probably become subject to the penny stock rules, and shareholders may have difficulty in selling their shares.

.

* * * * *

•	We are responsible for the adequacy and accuracy of the disclosure in the Amended S-1;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amended S-1; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Thomas Chen, Chief Financial Officer at (714) 791-1305 if you have questions or need additional information.

Sincerely,

WeWearables, Inc.

/s/ Thomas Chen

Thomas Chen, CFO